UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 001-31799

GEMSTAR RESOURCES INC.
(Translation of Registrant’s Name into English)

220 Decourcy Drive, Gabriola Island, British Columbia, Canada, V0R 1X0
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934
Yes [   ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the period ended April 30, 2006

99.2	Management Discussion and Analysis for the period ended April 30, 2006

99.3	Form 52-109F2 Certification of Interim Filings - CEO

99.4	Form 52-109F2 Certification of Interim Filings - CFO

99.5	Interim Financial Statements for the period ended July 31, 2006

99.6	Management Discussion and Analysis for the period ended July 31, 2006

99.7	Form 52-109F2 Certification of Interim Filings - CEO

99.8	Form 52-109F2 Certification of Interim Filings - CFO

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Gemstar Resources Ltd.

Dated:	November 30, 2006	By:	/s/

Title:

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